EXHIBIT 11


                  THE SHERWOOD GROUP, INC.
                      AND SUBSIDIARIES

          Computation of Earnings Per Common Share

           Years ended May 31, 1996, 1995 and 1994



                                             1996          1995         1994

Net income                               $ 20,131,928    14,614,888  16,596,933

Primary:

 Net income per common share                 $   1.52          1.07        1.20

Fully diluted:

 Net income per common share                 $   1.52          1.07        1.20

Historical:
 Weighted average number of
   common stock and common stock
   equivalents outstanding:
     Primary                               13,200,867    13,624,603  13,803,459

     Fully diluted                         13,201,412    13,652,084  13,821,483


